Mail Stop 3233
                                                             June 22, 2018

Via E-Mail
Jesse Prince
Chief Executive Officer
HappyNest REIT, Inc.
1 N. 4th Place, Suite 27L
Brooklyn, New York 11249

       Re:     HappyNest REIT, Inc.
               Draft Offering Statement on Form 1-A
               Submitted May 23, 2018
               CIK 0001732217

Dear Mr. Prince:

       We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Part II   Offering Circular

General

1. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's
       Office of Mergers and Acquisitions at 202-551-3440.

2. We note that you plan to conduct a limited company repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase
 Jesse Prince
HappyNest REIT, Inc.
June 22, 2018
Page 2

       program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird
       LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

3. We note your disclosure on page 37 regarding the arbitration provision contained in the
       Subscription Agreement. Please revise to:

          a. Clarify whether you intend for arbitration to be the exclusive means for resolving disputes, including any circumstances under which you may elect not to use arbitration;

          b. Disclose the forum in which arbitration must be conducted;

          c. Describe more specifically the basis for your belief that this provision is enforceable under federal law, the laws of the State of Delaware and the laws of the State of New York;

          d. Clarify whether the provision applies to claims under the U.S. federal securities laws and whether it applies to claims other than in connection with this offering;

          e. Clarify whether purchasers of shares in a secondary transaction would be subject to the arbitration provision; and

          f. Revise the subscription agreement to clarify that investors will not be deemed to waive compliance with the federal securities laws, consistent with Securities Act
             Section 14.

4. On page 2 you state that investors may invest digital spare change in increments of $5.00 and on page 125 you explain that after an initial $10 purchase, additional purchases must be in amounts of at least $5.00. Please explain what investors may purchase with $5, given the $10 per share offering price. To the extent you plan to issue fractional shares, please clarify this and disclose how the receipt of fractional shares will impact a holder's rights with respect to those shares.

5. We note the minimum offering amount of $300,000 and your disclosure indicating that if you do not raise this amount and receive $200,000 from your Sponsor within 12 months, you will cancel the offering and release all investors from their commitments. Please tell us what consideration you gave to application of Exchange Act Rule 10b-9 and whether you will promptly refund amounts due as required by paragraph (a)(2) of the Rule if the minimum threshold is not met within 12 months after commencing the offering.
 Jesse Prince
HappyNest REIT, Inc.
June 22, 2018
Page 3

6. We note your statement on page 8 that your Advisor and your board of directors have a
       "track record of success in both private and public real estate endeavors." We also note your cover page disclosure, indicating that your Sponsor and affiliates have not sponsored prior real estate programs that would be required to be disclosed under applicable rules and regulations. In addition, on page 26 you state that your Sponsor is a development stage company with limited operating history and no revenues to date.
       Please explain the basis for your reference to a "track record of success." Please also ensure your disclosure is appropriately balanced to include material adverse business developments, as applicable.

Questions and Answers About This Offering, page 1

7. Please provide more detail regarding your Round Up program. It appears that funds derived from the Round Up program are held by the third party service provider until the digital spare change adds up to $5.00, at which point it will be swept into an investor's
       HappyNest account. Please identify the third party service provider and clarify if investors are required to open an account with the third party provider to participate in this program. File the subscription agreement to be used in connection with the Round
       Up program as an exhibit in accordance with Item 17 of Form 1-A. Please also clarify if amounts in an investor's HappyNest account are automatically invested in common stock once the digital spare change totals $5.00.

8. Please balance your Q&A description of compensation/fees, and the discussion of how you maximize the amount of each investor's funds that can be invested, to describe the subscriber fee payable to your Sponsor. Please also revise the offering circular to highlight material risks associated with this fee, in particular given the $10 minimum offering amount.

9. On page 7 you state that until March 31, 2019, your NAV will be fixed at $10 per share.
       Please revise your characterization to clarify that you will offer shares at a fixed price of
       $10 per share until March 31, 2019. In this regard, it appears that NAV may not necessarily equal $10 per share through March 31, 2019. Clarify, if true, that you intend to begin offering at NAV on March 31, 2019.

10. You currently quantify the value of real estate transactions Mr. Prince participated in, as a principal and as a broker on a combined basis. Please revise to disaggregate these amounts.

Offering Summary

Fees and Compensation to our Sponsor, Advisor and Independent Board Members, page 19

11. Your description of the asset management fee in this section differs from how this fee is described on page 7. On page 7 you state the monthly asset management fee is equal to
 Jesse Prince
HappyNest REIT, Inc.
June 22, 2018
Page 4

       0.0417% of your then-current NAV, whereas, disclosure on pages 19 and 67 indicates this is a monthly fee of 0.0417% of your "total invested value as of the last day of the immediately preceding month," which may not equal NAV. Please revise for consistency.

Risk Factors

If our Sponsor were to enter bankruptcy proceedings . . ., page 27

12. Please elaborate on the "segregated account" referenced, that may be subject to bankruptcy proceedings of your Sponsor. In this regard, your disclosure elsewhere implies that you will not hold investor funds in a segregated account, but rather, will initiate a funds transfer only once you determine the minimum sales threshold is met.

The termination of our Advisor is generally limited to cause . . ., page 38

13. Your disclosure in this risk factor conflicts with your description of the Advisory
       Agreement on page 66, which provides that there are "no penalties to HappyNest for termination of [y]our Advisory Agreement by [y]our board." Please revise for consistency.

Management

Compensation of Executive Officers, page 59

14. You state that you will not compensate your executive offers who are also employed by your Sponsor or Advisor. Please describe the compensation payable to your officers who are not employed by your Sponsor or Advisor. Please also reconcile your disclosure indicating Mr. Prince will be the only principal of your Sponsor or Advisor who will serve as an executive officer for HappyNest, with disclosure on page 75 that provides that your CFO is also the CFO of your Sponsor.

Valuation Policies, page 71

15. Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

16. On page 91, you state that you will not commence any significant operations until you have raised the minimum offering amount and "received an aggregate of $2000,000 from our Sponsor in a private placement." However, you state elsewhere that your Sponsor has agreed to purchase shares for an aggregate purchase price of $200,000. Please revise to ensure that your disclosure is consistent.
 Jesse Prince
HappyNest REIT, Inc.
June 22, 2018
Page 5


Plan of Distribution, page 124

17. We note that affiliates of your Sponsor and your Advisor may purchase shares in the offering in order to assist in your achievement of the minimum offering amount. Please disclose the maximum amount of these potential purchases. Refer to Release No. 33-
       6455, Question 79 (Mar. 3, 1983).

18. Your statement that subscribers may revoke their subscription prior to your achieving the minimum offering amount is inconsistent with section 1.5 of your subscription agreement, which provides that a funding commitment is irrevocable. Please revise to reconcile your disclosure.

Appendix A - Subscription Agreement

19. Section 1.3 of your subscription agreement indicates that a buyer must represent that he or she "has read the Subscription Agreement and the Offering Circular." Please revise to remove this language or provide us with your analysis of how this representation is consistent with Section 14 of the Securities Act. Please refer to the Commission's guidance regarding impermissible legends or disclaimers, contained in Securities
       Offering Reform Release No. 33-8591 (2005).

20. Section 13 of your subscription agreement provides a waiver of court and jury rights if any party elects arbitration. Please tell us if this provision applies to claims under the federal securities laws, and if so, clarify that investors will not be deemed to waive compliance with the federal securities laws, consistent with Securities Act Section 14.
       Please also describe the basis for your belief that this provision is enforceable under federal law and the laws of the State of Delaware.

21. Please include the form of signature page, which we understand will provide additional information, including the number of shares being subscribed.
 Jesse Prince
HappyNest REIT, Inc.
June 22, 2018
Page 6

        You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kevin Woody,
Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202)
551-7150 or me at (202) 551-3215 with any other questions.


                                                            Sincerely,

                                                            /s/ Kim McManus

                                                            Kim McManus
                                                            Senior Attorney
                                                            Office of Real
Estate and
                                                            Commodities

cc:    Richard B. Holbrook Jr.
       Crowell & Moring LLP